January 13, 2025

Albert Wong
Chief Executive Officer
Eastern International Ltd.
Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu
Chuanhua Smart CenterScience and Technology City Block
Xiaoshan Economic and Technological Development Zone
Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

       Re: Eastern International Ltd.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed December 31, 2024
           File No. 333-281900
Dear Albert Wong:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 8, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1
Index to Consolidated Financial Statements
Notes to Unaudited Interim Condensed Consolidated Financial Statements
Note 13 - Segment reporting, page F-29

1. We note you disclose gross profit, income from operations and segment profit for each segment. Please tell us, and revise to disclose, the profitability measure used by the CODM for purposes of making decisions about allocating resources to the segments and assessing performance. See ASC 280-10-50-28. In addition, please note that the reconciliation required by ASC 280-10-50-30 in the footnotes is the total segment profit measure to your consolidated income before taxes for each reporting
 January 13, 2025
Page 2

       period presented. Last, to the extent a measure is not identified as the segment measure of profit or loss under ASC 280 and the measure is presented outside the consolidated financial statements, please label the measures as non-GAAP financial measures and provide the required disclosures under Item 10(e) of Regulation S-K. As it relates to the presentation of gross profit, which appears to exclude depreciation, revise your disclosures as necessary to comply with SAB
Topic 11:B.
       Please contact Myra Moosariparambil at 202-551-3796 or Shannon Buskirk at 202-
551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Liz Packebusch at 202-551-8749
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Jeffrey Li